Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, together with its subsidiaries, as “FreeSeas,” “we,” “us,” or “our.” This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes thereto, which are included elsewhere in this report.

The historical consolidated financial results of FreeSeas described below are presented in United States dollars.

Overview

We are an international drybulk shipping company incorporated under the laws of the Republic of the Marshall Islands with headquarters in Piraeus, Greece. Our existing fleet consists of eight Handysize vessels and two Handymax vessels that carry a variety of drybulk commodities, including iron ore, grain and coal, which are referred to as “major bulks,” as well as bauxite, phosphate, fertilizers, steel products, cement, sugar and rice, or “minor bulks.” As of October 21, 2009, the aggregate dwt of our fleet is approximately 300,000 dwt and the average age of our fleet is approximately 14 years.

We are currently focusing on the Handysize and Handymax sectors, which we believe are more versatile in the types of cargoes that they can carry and trade routes they can follow, and offer less volatile returns than larger vessel classes. We may, however, acquire larger drybulk vessels if appropriate opportunities present themselves.

We have contracted the management of our fleet to Free Bulkers, S.A. (“FreeBulkers”) a company owned by Ion G. Varouxakis, our chairman, chief executive officer and president. Free Bulkers provides technical management of our fleet, accounting services and office space and has subcontracted the charter and post-charter management of our fleet to Safbulk Pty Ltd. (“Safbulk”), a company controlled by the Restis family. We believe that Safbulk has achieved a strong reputation in the international shipping industry for efficiency and reliability that should create new employment opportunities for us with a variety of well known charterers. While Safbulk is responsible for finding and arranging charters for our vessels, the final decision to charter our vessels remains with us.

Our Fleet

The following table details the vessels in our fleet as of October 21, 2009:

					Purchase
Vessel Name	Type	Dwt	Employment	Built	Price	Date of Acquisition

M/V Free Destiny	Handysize	25,240	26 day trip time charter at $9,075 per day through November 2009	1982	$7.60 million	August 3, 2004
M/V Free Envoy	Handysize	26,318	30-35 day trip time charter at $8,000 per day through November 2009	1984	$9.50 million	September 29, 2004
M/V Free Goddess	Handysize	22,051	Balance of time charter at $10,500 per day through January/February 2010 (plus 50% profit sharing above $12,500 per day)	1995	$25.20 million	October 30, 2007

					Purchase
Vessel Name	Type	Dwt	Employment	Built	Price	Date of Acquisition

M/V Free Hero	Handysize	24,318	40-50 day trip time charter at $13,500 per day through November 2009	1995	$25.25 million	July 3, 2007
M/V Free Impala	Handysize	24,111	60 day trip time charter at $10,000 per day through December 2009	1997	$37.5 million	April 2, 2008
M/V Free Jupiter	Handymax	47,777	Balance of time charter at $25,216 per day through February 2011 and $28,000 per day through March 2011	2002	$47.00 million	September 5, 2007
M/V Free Knight	Handysize	24,111	60-65 day spot time charter trip at $7,000 per day through December 2009	1998	$39.25 million	March 19, 2008
M/V Free Lady	Handymax	50,246	Balance of time charter at $51,150 per day through May 2010	2003	$65.2 million	July 7, 2008
M/V Free Maverick	Handysize	23,994	60-65 day trip time charter at $9,000 or $11,000 per day through December 2009	1998	$39.6 million	September 1, 2008
M/V Free Neptune	Handysize	30,838	30-35 day trip time charter at $20,000 per day through November 2009	1996	$11.0 million	August 25, 2009

Recent Developments

Increase in Authorized Common Stock

Our shareholders approved at our Annual Meeting of Shareholders held on September 17, 2009, an amendment to our Amended and Restated Articles of Incorporation increasing the number of authorized shares of common stock from 40,000,000 to 250,000,000 shares.

Amendment and Restatement of HBU Credit Agreement

Effective September 15, 2009, we entered into an amended and restated credit agreement with Hollandsche Bank-Unie N.V. (“HBU”), which replaces our 2008 credit agreement with HBU. Under the amended and restated credit agreement, we have obtained a new 3.5 year facility, the principal of which is payable in 13 quarterly installments of $600,000 beginning on August 1, 2009 and one balloon payment of $19,300,000 on November 1, 2012. This new facility bears interest at the rate of 4.25% above LIBOR. In addition, the amended and restated credit agreement further amends the value to loan covenant ratio previously agreed to in March 2009 (see “ — Long-Term Debt”) as follows: (i) 70% from September 15, 2009 through June 30, 2010, (ii) 100% from July 1, 2010 through June 30, 2011, (iii) 110% from July 1, 2011 through June 30, 2012, (iv) 120% from July 1, 2012 through December 30, 2012, and (v) 125% from December 31, 2012 onwards. We will be required to use 10% of the proceeds of any capital raise, including this offering, to prepay any amounts outstanding (up to a maximum of $3,000,000 over the life of the facilities). Additionally, at the end of each fiscal year, we are is required to make a prepayment in an aggregate amount equal to: (i) 75% of excess cash, if the value to loan ratio is less than or equal to 70%, (ii) 50% of excess cash, if the value to loan ratio is less than or equal to 100%, (iii) 25% of excess cash, if the value to loan ratio is less than 110%, or (iv) zero, if the value to loan ratio is equal to or greater than 110%

Acquisition of M/V Free Neptune

In August 2009, we purchased and took delivery of a Handysize vessel from an unaffiliated third party for approximately $11 million. We financed the acquisition using a portion of the net proceeds of our public offering in July 2009. With the acquisition of the M/V Free Neptune, our fleet increases from nine to 10 vessels. The M/V Free Neptune is a 30,838 dwt Handysize vessel built in 1996 in Japan. The M/V Free Neptune has been fixed for a spot time charter trip of approximately 30-35 days through November 2009 at a daily rate of $20,000.

Public Offering

In July 2009, we completed a public offering of 10,041,151 shares of our common stock at $1.80 per share, including 1,309,715 shares sold upon exercise of the underwriter’s overallotment option. The offering resulted in net proceeds of approximately $16.7 million, after deducting underwriting fees and estimated offering expenses. Of these net proceeds, approximately $11 million was used for the acquisition of the M/V Free Neptune and approximately $1.7 million was used to prepay a portion of our debt outstanding to HBU, with the remaining balance used for general working capital purposes.

Extension of Class W Warrants

In July 2009, we extended the expiration date and reduced the exercise price of our 786,265 outstanding Class W warrants currently listed on the NASDAQ Global Market under the symbol “FREEW.” The expiration date of the Class W warrants has been extended to December 31, 2009 from July 29, 2009, and the exercise price per share has been reduced to $2.50 per share from $5.00 per share. Each Class W warrant entitles the holder to purchase one share of our common stock. All other terms of the Class W warrants remain unchanged.

Expiration of Purchase Option to IPO Underwriter

As part of our 2005 merger with Trinity Partners Acquisition Company Inc. (“Trinity”), we assumed Trinity’s obligations under a purchase option sold to HCFP Brenner (“HCFP”), the underwriter of Trinity’s initial public offering. Under that purchase option, HCFP had the right to purchase up to 12,500 Series A Units at a price of $17.325 per unit and up to 65,000 Series B Units at a price of $16.665 per unit. Each Series A Unit consisted of two shares of our common stock, five Class W warrants and five Class Z warrants. Each Series B Unit consisted of two shares of our common stock, one Class W warrant and one Class Z warrant. The exercise price of the warrants included in the units was $5.50 per share. The purchase option expired unexercised on July 29, 2009.

Loan Covenant Waivers

In July 2009, certain of our lenders agreed to extend or modify certain of the financial covenants in our credit agreements. First Business Bank S.A. (“FBB”), agreed to extend the previously provided waivers of the vessel value to debt ratio covenant and the parent company leverage ratio covenant from January 1, 2010 to July 1, 2010. In connection with this extension, we agreed to an increase in the interest rate on the loan by 0.75%. HBU agreed to modify our interest coverage and debt service coverage ratios requirements. For 2009 and 2010, the interest coverage ratio will defined as EBITD/net financing charges and is to be at least 3.75 until July 1, 2010 and at least 3.00 through December 31, 2010. During this period, the debt service coverage ratio must be at least 1.00 through December 31, 2010. The foregoing ratios for 2011 will be determined based on the prevailing market conditions. See “— Long-Term Debt — Loan Agreement Covenants and Waivers.”

Employment and Charter Rates

The BDI fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. It subsequently rose to a high of 4,291 on June 3, 2009 and then declined to 2,163 on September 24, 2009. It was 2,728 as of October 16, 2009. The Baltic Handysize Index fell 92% from a peak of 3,407 in May 2008 to a low of 270 in January 2009. It has since risen to 961 as of October 16, 2009. The steep decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

As of June 30, 2009, we had six vessels trading in the spot market that are currently exposed to the downturn in the drybulk charter rates. Should drybulk charter rates continue to decline or remain at their current low level, our charter revenue with respect to these vessels will remain low as well. Most of our vessels have employment in the first quarter and the second quarter of 2009 and, while we expect that charter rates will gradually recover as economic activity improves during the course of the year, those vessels that are redelivered earlier in the year are expected to receive lower charter rates.

On March 23, 2009, in order to secure cash flow for a longer period, we announced that we agreed to extend the charter of the M/V Free Goddess, which had been scheduled to expire over the next few months. The charter was extended until January/February 2010 on the following terms: a lump-sum amount of $500,000 was paid by the charterer on February 15, 2009 as an upfront non-refundable performance guarantee; charter rate of $8,000 per day to September 15, 2009, with an additional 50% profit sharing for any amounts earned by our charterers in excess of $10,000 per day; and charter rate of $10,500 per day starting September 15, 2009 (until January/February 2010), with an additional 50% profit sharing for amounts earned by our charterers in excess of $12,500 per day.

The M/V Free Destiny, the M/V Free Envoy, the M/V Free Hero, the M/V Free Knight, the M/V Free Maverick and the M/V Free Impala are being successively chartered in the spot market.

Historically high levels of scrapping have been taking place since October 2008 among older vessels as a result of the adverse rate environment, in particular with respect to smaller size Handysize vessels, the segment in which we operate. It may take some time until the elimination of excess tonnage supply manifests itself in the form of higher charter rates.

A prolonged period of extremely low charter rates may lead owners to face difficulties in meeting their cash flow obligations, and they may seek to find mutual accommodations with charterers in which charterers may pay lower charter rates over a longer period of time. Depending on their overall financial condition, some weaker owners may not be able to service their debt obligations, which may cause them to cease operations or seek protection from creditors.

Change in Auditors

In May 2009, our Audit Committee approved, and the full Board of Directors ratified, the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“E&Y”), as our independent registered public accounting firm for the fiscal year ending December 31, 2009, replacing PricewaterhouseCoopers, S.A., or PWC. The decision to change auditors is not a result of any disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. PWC’s report on our financial statements for the years ended December 31, 2008 and 2007 did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. The appointment of E&Y as our auditors for the 2009 fiscal year was ratified by our shareholders at our annual meeting held on September 17, 2009.

Dividends on Common Stock

In 2008 we paid quarterly cash dividends to our shareholders of $0.175 per share in February and May, $0.20 per share in August and $0.075 per share in November, however, due to prevailing economic conditions, our board of directors determined in 2009 to suspend payment of cash dividends. In addition, the waivers of covenant defaults that we received from our lenders restrict our ability to pay dividends.

Series A Preferred Shares

We have entered into a shareholders rights agreement with American Stock Transfer & Trust Company, LLC effective January 14, 2009 and declared a dividend of one purchase right, or a right, to purchase one one-thousandth of our Series A Participating Preferred Stock, par value $0.001 per share, for each outstanding share of our common stock. The dividend was paid on January 23, 2009 to our shareholders of record on that date. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of preferred stock at an exercise price of $18.00, subject to adjustment. The rights become exercisable under certain circumstances set forth in the shareholders rights agreement.

Acquisition of Vessels

From time to time, as opportunities arise and depending on the availability of financing, we intend to acquire additional secondhand drybulk carriers. On August 5, 2009 we agreed to purchase the M/V Free Neptune from an unaffiliated third party for approximately $11,000,000. The vessel acquired was free of charter and on September 1, 2009 was fixed for a spot time charter trip of approximately 30 days at a daily rate of $15,000. On September, 29 2009, the M/V Free Neptune has been fixed for a new spot time charter trip of approximately 30-35 days at a daily rate of $20,000. When a vessel is acquired free of charter, we enter into a new charter contract. The shipping industry uses income days (also referred to as “voyage” or “operating” days) to measure the number of days in a period during which vessels actually generate revenues.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without a charter) as the acquisition of an asset rather than a business. When we acquire a vessel, we conduct, also consistent with shipping industry practice, an inspection of the physical condition of the vessel, unless practical considerations do not allow such an inspection. We also examine the vessel’s classification society records. We do not obtain any historical operating data for the vessel from the seller. We do not consider that information material to our decision on acquiring the vessel.

Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records and log books, including past financial records and accounts related to the vessel. Upon the change in ownership, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state, in the event the buyer determines to change the vessel’s flag state.

When a vessel has been under a voyage charter, the seller delivers the vessel free of charter to the buyer. When a vessel is under time charter and the buyer wishes to assume that charter, the buyer cannot acquire the vessel without the charterer’s consent and an agreement between the buyer and the charterer for the buyer to assume the charter. The purchase of a vessel does not in itself transfer the charter because the charter is a separate service agreement between the former vessel owner and the charterer.

When we acquire a vessel and want to assume or renegotiate a related time charter, we must take the following steps:

•	Obtain the charterer’s consent to us as the new owner;

•	Obtain the charterer’s consent to a new technical manager;

•	Obtain the charterer’s consent to a new flag for the vessel, if applicable;

•	Arrange for a new crew for the vessel;

•	Replace all hired equipment on board the vessel, such as gas cylinders and communication equipment;

•	Negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	Register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state, if we change the flag state;

•	Implement a new planned maintenance program for the vessel; and

•	Ensure that the new technical manager obtains new certificates of compliance with the safety and vessel security regulations of the flag state.

Our business comprises the following primary components:

•	Employment and operation of our drybulk carriers; and

•	Management of the financial, general and administrative elements involved in the ownership and operation of our drybulk vessels.

The employment and operation of our vessels involve the following activities:

•	Vessel maintenance and repair;

•	Planning and undergoing dry-docking, special surveys and other major repairs;

•	Organizing and undergoing regular classification society surveys;

•	Crew selection and training;

•	Vessel spares and stores supply;

•	Vessel bunkering;

•	Contingency response planning;

•	Onboard safety procedures auditing;

•	Accounting;

•	Vessel insurance arrangements;

•	Vessel chartering;

•	Vessel hire management; and

•	Vessel performance monitoring.

Important Measures for Analyzing Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent. The time charter equivalent (“TCE”), equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA. We consider adjusted EBITDA to represent net earnings before interest, taxes, depreciation and amortization, unrealized gains or losses from changes in the value of derivatives and non-cash charges such as losses on debt extinguishment. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.

Revenues

Our revenues were driven primarily by the number of vessels we operate, the number of operating days during which our vessels generate revenues, and the amount of daily charter hire that our vessels earn under charters. These, in turn, are affected by a number of factors, including the following:

•	The nature and duration of our charters;

•	The amount of time that we spent repositioning its vessels;

•	The amount of time that our vessels spent in dry-dock undergoing repairs;

•	Maintenance and upgrade work;

•	The age, condition and specifications of our vessels;

•	The levels of supply and demand in the drybulk carrier transportation market; and

•	Other factors affecting charter rates for drybulk carriers under voyage charters.

A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses such as port, canal and fuel costs are paid by the vessel owner. A trip time charter is a short-term time charter for a voyage between load port(s) and discharge port(s) under which the charterer pays fixed daily hire rate on a semi-monthly basis for use of the vessel. A period time charter is charter for a vessel for a fixed period of time at a set daily rate. Under trip time charters and time charters, the charterer pays voyage expenses. Under all three types of charters, the vessel owners pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The vessel owners are also responsible for each vessel’s dry-docking and intermediate and special survey costs.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market for single trips during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs. Our vessels were chartered on period time charters as well as in the spot market during the six months ended June 30, 2009.

A standard maritime industry performance measure is the “time charter equivalent” or “TCE.” TCE rates are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and commissions. Our average TCE rate for financial year 2008 and the six months ended June 30, 2009 was $25,719 and $17,441, respectively.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Vessel operating expenses generally represent costs of a fixed nature.

Seasonality

Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	Number of vessels owned and operated;

•	Charter market rates and periods of charter hire;

•	Vessel operating expenses and direct voyage costs, which are incurred in both U.S. dollars and other currencies, primarily Euros;

•	Depreciation expenses, which are a function of vessel cost, any significant post-acquisition improvements, estimated useful lives, estimated residual scrap values, and fluctuations in the market value of our vessels;

•	Financing costs related to indebtedness associated with the vessels; and

•	Fluctuations in foreign exchange rates.

Performance Indicators

The following performance measures were derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2009 and 2008, included elsewhere in this prospectus. The historical data included below is not necessarily indicative of our future performance.

	Six Months Ended
	June 30,
	2009	2008
	(U.S. dollars in thousands, except
	per diem amounts)

Adjusted EBITDA(1)	$17,589	$12,462
Fleet Data:
Average number of vessels(2)	9.00	6.04
Ownership days(3)	1,629	1,100
Available days(4)	1,609	1,046
Operating days(5)	1,588	949
Fleet utilization(6)	97.5%	86.3%
Average Daily Results:
Average TCE rate(7)	$17,441	$23,541
Vessel operating expenses(8)	4,543	6,710
Management fees(9)	514	711
General and administrative expenses(10)	1,117	1,415
Total vessel operating expenses(11)	5,057	7,421

(1)	Adjusted EBITDA reconciliation to net income:

Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization, change in the fair value of derivatives and loss on debt extinguishment. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

	Six Months Ended
	June 30,
	2009	2008
	( U.S. dollars in thousands)

Net income	$6,757	$4,470
Depreciation and amortization	8,860	5,314
Change in derivatives fair value	(460)	54
Interest and finance costs, net	2,432	1,985
Loss on debt extinguishment	—	639

Adjusted EBITDA	$17,589	$12,462

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry-dockings or other surveys.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Six Months Ended
	June 30,
	2009	2008
	(U.S. dollars in thousands, except
	per diem amounts)

Operating revenues	$29,923	$23,755
Voyage expenses and commissions	(2,227)	(1,415)

Net operating revenues	27,696	22,340
Operating days	1,588	949

Time charter equivalent daily rate	$17,441	$23,541

(8)	Average daily vessel operating expenses, which includes crew wages and costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Six Months Ended
	June 30,
	2009	2008
	(U.S. dollars in thousands, except per diem amounts)

Vessel operating expenses	$7,401	$7,381
Ownership days	1,629	1,100

Daily vessel operating expenses	$4,543	$6,710

(9)	Daily management fees are calculated by dividing total management fees charged on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Six Months Ended June 30, 2009 as Compared to Six Months Ended June 30, 2008

REVENUES — Operating revenues for the six months ended June 30, 2009 were $29,923,000 compared to $23,755,000 generated during the comparable period in 2008. The increase of $6,168,000 is primarily attributable to an increase in the average number of vessels in our fleet to nine in the six months ended June 30, 2009 compared to six in the same period in 2008.

OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $7,401,000 in the six months ended June 30, 2009 as compared to $7,381,000 in the six months ended June 30, 2008. This small increase of $20,000 in vessel operating expenses, despite the considerable increase of the average number of vessels owned to nine during the six-month period ended June 30, 2009 as compared to six during the six-month period ended June 30, 2008, is a result of our monitoring of vessel operating expenses and the more efficient operation of our vessels resulting from repairs completed in 2008 to bring the newly purchased vessels to our operational standards.

Consequently, the total daily vessel operating expenses per vessel owned, including management fees, were $5,057 for the six months ended June 30, 2009 as compared to $7,421 for the comparable period in 2008, a decrease of 31.9%.

VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $638,000 for the six months ended June 30, 2009, as compared to $255,000 for the six months ended June 30, 2008. Six of our vessels were chartered in the spot market during the six months ended June 30, 2009. The variation in voyage expenses reflects mainly the bunkers delivery — redelivery transactions which expired during the six-month period of 2009.

For the six months ended June 30, 2009, commissions charged amounted to $1,589,000 as compared to $1,160,000 for the six months ended June 30, 2008. The commission fees represent commissions paid to Free Bulkers and unaffiliated third parties. Commissions paid to Free Bulkers equal 1.25% of gross hire or freight for vessels chartered through Safbulk commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice. The increase of $429,000 over the six months ended June 30, 2009 as compared to the same period in 2008 relate directly to the increase in charter revenues in the respective period.

DEPRECIATION AND AMORTIZATION — For the six-month period ended June 30, 2009, depreciation expense totaled $8,086,000 as compared to $5,040,000 for the same period in 2008. The increase in depreciation expense resulted from the growth of our fleet from an average of six to an average of nine vessels and the related investment in fixed assets. This increase in depreciation expense has been mitigated by the change of our depreciation policy as described below. For the six-month period ended June 30, 2009, amortization of dry-dockings and special survey costs totaled $774,000, an increase of $500,000 over the expenses reported in the comparable period of 2008. During the period ended June 30, 2008, we amortized only three vessels’ scheduled dry-dockings and special surveys. However, during the period ended June 30, 2009, we amortized five vessels’ scheduled dry-docking and special surveys. As a result, amortization of deferred dry-dockings and special survey costs increased for the period ended June 30, 2009.

Effective April 1, 2009, and following our reassessment of the useful lives of our assets, our vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. The effect of this change in accounting estimate, which did not require retrospective adoption as per SFAS No. 154 “Accounting Changes and Error Corrections,” was to increase net income for the six-month period ended June 30, 2009 by $313,000 or $0.01 per share.

For the six-month periods ended June 30, 2009 and June 30, 2008, back-log asset’s amortization expense amounted to $907,000 and $0, respectively, and is included in voyage revenue.

MANAGEMENT FEES — Management fees for the six months ended June 30, 2009 totaled $838,000, as compared to $1,032,000, which included $782,000 of management fees and $250,000 for accounting services, for the comparable period in 2008. The increase in management fees from $782,000 to $838,000 resulted from the fees charged in connection with the increased number of vessels under the technical management by our affiliate, Free Bulkers. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee equal to $15,000 per vessel (based on the rate of $1.30 per Euro) from the date of the relevant purchase memorandum of agreement. In September 2009 we amended these management agreements with Free Bulkers to increase the monthly technical management fee to $16,500 (based on $1.30 per Euro) plus a fee of $400 per day for superintendant attendance. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem charged by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees charged by Free Bulkers are comparable to those charged by unaffiliated management companies.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, management remuneration, legal, audit, audit related expense, international safety code compliance expenses, travel expenses, communications expenses, accounting and financial reporting fess, totaled $1,773,000 for the six months ended June 30, 2009 as compared to $1,306,000 for the six months ended June 30, 2008. The difference was primarily due to the change of the classification of accounting and financial reporting fees account from “management fees” to “general and administrative expenses” account.

STOCK-BASED COMPENSATION EXPENSE — For the six months ended June 30, 2009, compensation cost totaled $6,000 as compared to $54,000 for the six months ended June 30, 2008. Compensation costs reflect non-cash, equity-based compensation of our executive officers valued by the Black Scholes fair value method as of the date such options were granted. As of June 30, 2009, there was $19,000 of total unrecognized compensation cost related to non-vested option-based compensation arrangements granted under our stock option plan. The cost is expected to be recognized over a weighted-average period of 1.48 years. No options vested during the period ended June 30, 2009.

FINANCING COSTS — Financing costs amounted to $2,446,000 in the six months ended June 30, 2009, compared to $2,520,000 in the six months ended June 30, 2008. The decrease of $74,000 is mainly the result of the decreased interest rates during 2009. Our financing costs represent primarily the interest incurred, the amortized financing fees in connection with the bank loans used for the acquisition of our vessels, and the interest differential paid under the interest rate swap contracts.

The amortization of financing costs for the six-month period ended June 30, 2009 totaled $220,000 or an increase of $120,000 over the amortized expenses reported in the comparable period of 2008. The increase was mainly due to the amortized portion of the finance costs related to the HBU overdraft facility IV.

NET INCOME — Net income for the six months ended June 30, 2009 was $6,757,000 as compared to $4,470,000 for the six months ended June 30, 2008. The substantial increase in net income for the six-month period resulted primarily from increased revenues due to the increased number of operating vessels.

Liquidity and Capital Resources

We have historically financed our capital requirements from equity provided by our shareholders, operating cash flows and long-term borrowings. We have primarily used our funds for capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and payment of dividends. We expect to continue to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to fund our future operations and possible growth. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from those exercises would provide us with additional funds.

Because of the recent global economic downturn that has affected the international drybulk industry we may not be able to obtain financing either from new credit facilities or the equity markets. Therefore, in the first quarter of 2009, our board of directors suspended the payment of dividends, so as to retain cash from operations to fund our working capital needs, to service our debt and to fund possible vessel acquisitions depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.

The drybulk carriers we owned had an average age of approximately 14 years as of June 30, 2009. Effective April 1, 2009, and following our reassessment of the useful lives of our assets, the vessels’ useful life was increased from 27 to 28 years. Our estimate was based on the current vessels’ operating condition and the conditions prevailing in the market for same type of vessels. The effect of this change in accounting estimate, which did not require retrospective adoption as per SFAS No. 154 “Accounting Changes and Error Corrections” was to increase net income for the six-month periods ended June 30, 2009 by $313 or $0.01 per share. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.

The M/V Free Destiny, which is 26.7 years old, underwent its scheduled dry-dock and special survey in October/November 2007 and its next intermediate dry-docking is scheduled for the third quarter 2010. The M/V Free Envoy, which is 25.1 years old, completed its special survey dry-docking on June 30, 2008 and its next intermediate dry-docking is scheduled for 2011. If future dry-docking surveys do not require us to make extensive capital outlays to keep the vessels profitably operating, we will continue the operation of M/V Free Destiny and the M/V Free Envoy and will extend their estimated useful lives; otherwise, it is likely that these vessels will be disposed of and replaced by younger vessels.

Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. Such acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms and secure partial financing at appropriate terms.

As of June 30, 2009, we are of the opinion that our working capital is sufficient for our present requirements.

Cash Flows

Six Months Ended June 30, 2009 as Compared to Six Months Ended June 30, 2008

OPERATING ACTIVITIES — Net cash from operating activities increased by $8,139,000 from $12,851,000 for the six months ended June 30, 2009, as compared to $4,712,000 of net cash used for operating activities in the six months ended June 30, 2008. This is attributable to the increased revenues due to the increased number of available days.

INVESTING ACTIVITIES — We have not been engaged into any major investing activities during the six months ended June 30, 2009 as compared to $84,090,000 for the six months ended June 30, 2008 associated with the acquisition of the M/V Free Knight on March 19, 2008 for the purchase price of $39,250,000, exclusive of commissions and pre-purchase expenses, with the acquisition of the M/V Free Impala on April 2, 2008 for the purchase price of $37,500,000, exclusive of commissions and pre-purchase expenses and with the advance of $6,520,000 paid for the acquisition of the M/V Free Lady on July 7, 2008 for a purchase price of $65,200,000.

FINANCING ACTIVITIES — The cash used in financing activities during the six months ended June 30, 2009 was $14,138,000 as compared to cash provided by $37,440,000 from financing activities for the six months ended June 30, 2008, a net decrease of $51,578,000 attributable mainly to the proceeds from the HBU rollover eight-year loan facility and the proceeds from the FBB loan facility we utilized for the purchase of the M/V Free Knight and the purchase of the M/V Free Impala respectively.

Long-Term Debt

We and our subsidiaries have obtained financing from affiliated and unaffiliated lenders for our vessels.

HBU Credit Facility

On August 12, 2008, we amended our existing 2008 credit facility with HBU, and were granted a new credit facility of $34,600,000 from HBU in addition to the then-outstanding facility of $32,125,000. The breakdown of the facility amount of $66,725,000 is as follows: (i) the pre-existing overdraft facility I in the outstanding amount of $2,500,000, which amount was reduced to $0 as December 2008; (ii) an unused overdraft facility II in the amount of $1,375,000, the availability of which will be reduced quarterly by $125,000 beginning three months after the first draw down date; (iii) an overdraft facility III in the amount of $3,000,000 which can be drawn down when the overdraft facility IV has been repaid and, except for earlier alteration the limit of the overdraft facility III, will be reduced to zero on April 1, 2016; (iv) an overdraft facility IV in the amount of $34,600,000, which has been used to finance a portion of the purchase price of the M/V Free Maverick; and (v) the then-outstanding amount of $25,250,000 of the rollover eight-year loan facility, the original principal amount of which was $27,000,000. The $27,000,000 was drawn on March 18, 2008 to finance a portion of the purchase price of the M/V Free Knight.

On March 20, 2009, we entered into a term sheet with HBU, pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV amounting to $27,100,000 with a new 3.5 year facility which is payable in 13 quarterly installments of $600,000 beginning on August 1, 2009 and one balloon payment of $19,300,000 on November 1, 2012. Pursuant to this term sheet, the facility would bear interest at the rate of 3.00% above LIBOR, increased by a “liquidity premium” to be determined following the signing of the restated agreement. The existing conditional HBU overdraft facility III amounting to $3,000,000 was terminated upon the refinancing of the balloon payment in August 2009. Based on this term sheet, HBU agreed to waive any breach of the 70% loan to value ratio in our existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new value to loan covenant ratio was introduced to the existing credit agreement, as well as to the new $27,100,000 facility and is as follows: (i) 100% as per July 1, 2010, (ii) 110% as per July 1, 2011, (iii) 120% as per July 1, 2012, (iv) 125% as per December 31, 2012. In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities increased. In May 2009, we initiated discussions with HBU in order to obtain a waiver for the covenant breaches related with the interest coverage ratio and debt service coverage ratio, which according to management estimates, it is probable would not be met in the 12-month period following the balance sheet date. These discussions were concluded on July 17, 2009 when we obtained a waiver amending the terms of these covenants for a period up to and including December 31, 2010. (see “Loan Agreement Covenants and Waivers” below).

As of June 30, 2009, the outstanding loan balances under the amended HBU facility totaled $19,250,000 for the M/V Free Knight, $27,100,000 for the M/V Free Maverick and $0 for the M/V Free Destiny. The remaining undrawn availability as of June 30, 2009 totaled $875,000.

Effective September 15, 2009, we entered into an amended and restated credit agreement and related agreements with HBU based on the term sheet discussed above, amending the loan to value ratio introduced in the term sheet and incorporating the modified interest coverage and debt service coverage ratios introduced in the waiver letter obtained on July 17, 2009 discussed below under “Loan Agreement Covenants and Waivers.” The facility, as amended and restated, bears interest at the rate of 4.25% above LIBOR, which includes the “liquidity premium” described above.

Credit Suisse Credit Facility

During 2008, Credit Suisse provided us with a $91,000,000 rollover loan facility in two tranches; (i) Tranche A of $48,700,000, which amount was reduced by $5,000,000 on July 31, 2009, for the refinancing of the M/V Free Hero, the M/V Free Goddess and the M/V Free Jupiter.  This facility replaced previous financings of $68,000,000 received from HSH Nordbank under a senior loan and from BTMU Capital Corporation under a $21,500,000 junior loan; and (ii) Tranche B of $42,300,000, which amount shall be reduced on July 31, 2009, for partly financing the acquisition of the M/V Free Lady acquired on July 7, 2008. On March 23, 2009, in connection with the waiver of certain loan covenants, Credit Suisse increased the interest rate from March 23, 2009 to March 31, 2010 to 2.25% above LIBOR.

FBB Credit Facility

During 2008, we obtained a loan of $26,250,000 from FBB, to partially finance the acquisition of the M/V Free Impala. As of June 30, 2009, this facility had an outstanding balance of $23,250,000. On March 17, 2009, in connection with the waiver of certain loan covenants, FBB increased the interest rate to 2.00% above LIBOR and restricted our ability to pay dividends through the end of the waiver period.

As of June 30, 2009, our total indebtedness was $146,850,000.

All of the above credit facilities bear interest at LIBOR plus a margin, ranging from 2.00% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, minimum market values and minimum charter rates. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness or changing the vessels’ flags without the lender’s consent, and distributing earnings only in case of default under any credit agreement.

Loan Agreement Covenants and Waivers

Our loan agreements contain various financial covenants as follows:

HBU Credit Facility

The HBU facility required (i) the interest coverage ratio should not be less than 2.5; (ii) the debt service coverage ratio should not be less than 1.10; (iii) the gearing ratio should not exceed 2.5; and (iv) the outstanding loan balance should not be more than 70% of the fair market value of the financed vessels.

On July 17, 2009, we agreed with HBU to an extension and modification of the above-mentioned financial covenants. Current interest coverage ratio and debt service ratio covenants have been waived until January 1, 2011. Pursuant to the amended and restated facility agreement we signed effective September 15, 2009, the “Interest Cover Ratio” will be defined as EBITD/net financing charges (instead of EBIT/net financial charges) and is to be at least 3.75 up to and including July 1, 2010; thereafter, the ratio must be at least 3.00 up to and including December 31, 2010. The “Debt Service Ratio” should not be less than 1.00. These ratios will be calculated on a 12-month rolling basis during the waiver period. The aforementioned ratios will be reexamined for the year 2011 based on the prevailing market conditions at that time. In addition, the new value to loan covenant ratio, as ultimately agreed to in the amended and restated facility agreement, is as follows: (i) 70% from September 15, 2009 until and including June 30, 2010, (ii) 100% from July 1, 2010 until and including June 30, 2011, (iii) 110% from July 1, 2011 until and including June 30, 2012, (iv) 120% from July 1, 2012 until and including December 30, 2012, and (v) 125% from December 31, 2012 and thereafter. In addition, pursuant to the amended and restated facility agreement, an amount equal to 10% of any capital market proceeds received by us (with a maximum of $3,000,000 over the lifetime of the facility) shall be applied to prepay the HBU facility. We may also required to make additional prepayments if, based on our financial statements for the fiscal year-end:

•	if the value to loan ratio for a fiscal year is less than or equal to 70%, we must prepay an amount equal to 75% of excess cash for that fiscal year;

•	if the value to loan ratio for a fiscal year is less than or equal to 100% and greater than 70%, we must prepay an amount equal to 50% of excess cash for that fiscal year;

•	if the value to loan ratio for a fiscal year is less than 110% and greater than 100%, we must prepay an amount equal to 25% of excess cash for that fiscal year; and

•	if the value to loan ratio for a fiscal year is equal to or greater than 110%, no prepayment is required for that fiscal year.

Credit Suisse Credit Facility

Under our Credit Suisse facility, we must maintain minimum cash balance of $375,000 for each of our vessels covered by the loan agreement; and the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance.

FBB Credit Facility

Under our FBB facility, we must maintain on average corporate liquidity of at least $3,000,000; free cash balance as of June 30, 2009 being $2,091,000. In addition, the leverage ratio of FreeSeas, the corporate guarantor, should not at any time exceed 68%; the ratio of EBITDA to net interest expense must not be less than 3; and the fair market value of the financed vessel must not be less than 130% of the outstanding loan balance.

If we are not in compliance with the covenants in our loan agreements such as the ones identified above, including due to a sharp decline in the market value of our vessels, we may be at risk of default under our loan agreements. If we default, our lender would have the option of accelerating our loan, meaning that we could be required to immediately pay the amount due on our loan including accrued interest. If we were unable to pay the accelerated indebtedness due, or to refinance under our loan agreements, our lenders may foreclose on their liens, in which case we would lose vessels in our fleet.

We may need to seek permission from our lenders in order to engage in some corporate actions that would otherwise put us at risk of default. Any declines in the market value of our vessels and in the drybulk charter market may increase our risk of default under the covenants described above. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission or waivers when needed. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Waivers Received as of June 30, 2009

As of June 30, 2009, we obtained the following waivers:

On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of the leverage ratio by the corporate guarantor from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest rate increased. In May 2009, we initiated discussions with FBB in order to further extend the waiver related to the value to loan covenant until July 1, 2010; this request was approved on July 17, 2009, as described below.

On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value to loan covenant from October 1, 2008 until March 31, 2010 and reduce the minimum charter rate requirements. In consideration of the waiver, we agreed to a prepayment of $5,000,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest rate on the loan shall increase, the amounts available under Tranche A and B will be reduced on July 31, 2009 and we are restricted from paying dividends.

Waivers Received Subsequent to June 30, 2009

On July 17, 2009, we obtained from HBU and FBB extensions and further modifications of certain financial covenants as follows:

•	HBU: Current interest coverage ratio and debt service ratio covenants waived until January 1, 2011. These ratios will be calculated on a 12-month rolling basis. During the waiver period, “Interest Cover Ratio” will be defined as EBITD/net financing charges (instead of EBIT/net financial charges) and is to be at least 3.75 up to and including July 1, 2010; thereafter the ratio to be at least 3.00 up to and including December 31, 2010; and “Debt Service Ratio” should not be less than 1.00. The aforementioned ratios will be reexamined for the year 2011 based on the prevailing market conditions at that time.

•	FBB: The bank agreed to extend until July 1, 2010 the waivers provided to us, as described above.

Scheduled Debt Repayments

The table below presents the repayment schedule of the outstanding debt under the above credit facilities as of June 30, 2009 and subsequently. The table reflects all changes to the original debt repayment schedule resulting from the waivers received from our lenders. Based on the waivers and waiver renewals received above, all of the debt continues to be classified as long-term, except for the principal payments falling due in the next 12 months and the $10,890,000 with Credit Suisse which has been recorded as current portion to reflect the difference between today’s vessel market value and value to loan covenant requirement coming into effect in the second quarter of 2010. These waivers expire between April 2010 and July 2010; there can be no assurance they will be extended, if necessary.

	Long-Term Debt Repayment Due by Period
					More than
	Total	Up to 1 Year	1-3 Years	3-5 Years	5 Years
	(U.S. dollars in thousands)

HBU	$46,350	$5,400	$10,800	$25,900	$4,250
Credit Suisse	77,250	23,890	16,000	16,000	21,360
FBB	23,250	3,000	6,000	6,000	8,250

As of June 30, 2009	$146,850	$32,290	$32,800	$47,900	$33,860

Contractual Obligations and Commercial Commitments

The following tables summarize our contractual obligations as of June 30, 2009:

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(U.S. dollars in thousands)

Long-term debt	$146,850	$32,290	$32,800	$47,900	$33,860
Interest on variable-rate debt	21,727	5,415	9,467	5,002	1,843
Services fees to Free Bulkers	13,099	1,367	2,844	2,844	6,044

Total obligations	$181,676	$39,072	$45,111	$55,746	$41,747

The above table does not include our share of the monthly rental expenses for our offices of approximately Euro 10,000. The rental agreement expires on November 11, 2011.

In September 2009, we amended our services agreement with Free Bulkers to increase the annual fee from $1,200,000 to $1,422,000 (based on $1.35 per Euro). Effective October 1, 2009, we will pay an annual fee of $1,422,000.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations and our performance. Our forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about our:

•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to comply with our loan covenants and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	the useful lives and value of our vessels;

•	anticipated levels of drybulk vessel new building orders or drybulk vessel scrapping;

•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	global and regional economic and political conditions;

•	our ability to leverage to our advantage our manager’s relationships and reputation in the drybulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission.

The forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and/or if and when management knows or has a reasonable basis on which to conclude that previously disclosed projections are no longer reasonably attainable.